March 13, 2008

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Surfect Holdings, Inc. Registration Statement on Form SB-2 filed January 25, 2008 (File No. 333-148858)

Dear Ms. Fisher:

We are securities counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated February 21, 2008, from the Division of Corporation Finance to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2008 (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Form S-1”).

General

1.
We note that you are registering the resale of 219,499,475 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the exercise terms for many of the warrants, and the affiliation of several selling shareholders, the transaction appears to be a primary offering. Please provide an analysis to support your position that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response

The Company does not believe that the transaction is a primary offering, due to the nature of the selling stockholders and their relationship with the Company. However, in order to remove any appearance that it may be conducting an indirect primary offering, the Company has determined to reduce the aggregate number of shares it is seeking to register to 2,767,147 shares of common stock, 33.3% of the Company’s outstanding shares held by non-affiliates as of November 29, 2007 (the date of the private placement of the securities being registered), determined as follows:

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 13, 2008

Total outstanding shares on November 29, 2007	15,242,667
Outstanding shares held by affiliates (officers, directors and significant stockholders)	- 6,932,916
Total outstanding shares held by non-affiliates	8,309,751
x 33.3%	2,767,147

2.
Prior to filing an amendment to this registration statement, please review Release No. 33-8876, which is available on our website, so that you file the amendment using the correct form type, since Form SB-2 is no longer available.

Response

The Company is filing Amendment No.1 to the Form SB-2 on a Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 38

3.
As noted in the third paragraph, “beneficial ownership” includes shares that are issuable upon exercise of stock options and warrants . . . that are currently exercisable or convertible, or are exercisable or convertible within 60 days. Please revise the table to include shares underlying outstanding warrants, or explain to us why the shares are not included.

Response

The Company has revised the referenced third paragraph on page 38 of the prospectus to include an explanation that the warrants received in the Company’s December 2007 and January 2008 private offerings contain contractual provisions limiting their exercise to the extent such exercise would cause the beneficial owner, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s outstanding common stock. Since the beneficial owner cannot exercise all of their warrants due to this “blocker,” the shares listed in the table under the column “Number of Shares Beneficially Owned” do not include such blocked shares. The Company has also included in the footnotes to the beneficial ownership table a statement specifying those warrants which are excluded from the beneficial ownership table.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 13, 2008

Selling Stockholders, page 44

4.
Please disclose under a separate section in the prospectus the material terms of each transaction in which the securities being registered for resale were purchased, including the purchase price or other consideration paid and the trading price of the common stock at time of each sale or other issuance.

Response

The Company has revised the prospectus to include the requested disclosure on pages 47 to 49.

5.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Identify in the prospectus any broker-dealer as an underwriter with respect to the shares being sold by the broker-dealer. In addition, identify any affiliate of a broker-dealer as an underwriter unless you revise the prospectus to state, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response

The Company has revised page 47 of the prospectus and the footnotes to the selling stockholder table to include the requested disclosure.

The Company recognizes that, as of February 14, 2008, audited financial statements for the Company’s fiscal year ended December 31, 2007 are required to be included in the Form S-1 filing. The Company intends to include such audited financial statements as part of the Form S-1 filing as soon as such financial statements become available.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

March 13, 2008

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Nancy Brenner
Nancy Brenner

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300